SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOVINT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

670085103

(CUSIP Number)

AIGH Investment Partners, LLC

6006 Berkeley Ave.

Baltimore, MD 21209

(410) 415-6464 (Tel)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1) Names of reporting persons AIGH Investment Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole Voting Power - 0
(8) Shared Voting Power – 8,662,500
(9) Sole Dispositive Power – 0
(10) Shared Dispositive Power - 8,662,500
(11) Aggregate Amount Beneficially Owned by Each Reporting Person - 8,662,500
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11) 4.2%
(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting persons Orin Hirschman
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(7) Sole Voting Power - 8,662,500
(8) Shared Voting Power - 0
(9) Sole Dispositive Power - 8,662,500
(10) Shared Dispositive Power - 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person - 8,662,500
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11) 4.2%
(14) Type of Reporting Person (See Instructions) IN

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Novint Technologies, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is: 100 Merrick Road, Suite 400W, Rockville Center, NY 11570.

ITEM 2. Identity and Background

AIGH Investment Partners, LLC:

This Statement is filed by AIGH Investment Partners, LLC, a Delaware limited liability company (“AIGH”, and together with Orin Hirschman, the “Reporting Person”) by virtue of its direct beneficial ownership of Shares. The principal business of AIGH is making investments.  The address of AIGH’s principal office is 6006 Berkeley Ave., Baltimore, MD 21209. AIGH has not been convicted in a criminal proceeding in the past five years.  During the past five years, AIGH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Orin Hirschman:

(a) This Statement is filed by Orin Hirschman by virtue of his direct and indirect beneficial ownership of Shares.

(b) The business address of Orin Hirschman is 6006 Berkeley Ave., Baltimore, MD 21209.

(c) Orin Hirschman’s principal occupation is making investments.  Such occupation is conducted in part for AIGH, in his role as Manager of AIGH, pursuant to which he exercises control over the investments of AIGH.  The address of AIGH’s principal office is 6006 Berkeley Ave., Baltimore, MD 21209.

(d) Orin Hirschman has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Orin Hirschman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Orin Hirschman is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

The funds used in making the purchase were drawn from AIGH’s working capital.

ITEM 4. Purpose of Transaction

AIGH acquired the securities that are the subject of this Schedule 13D (the “Securities”) in the course of normal investment activities many years ago. The Securities were converted into equity in 2018 at the then market price.

Mr. Hirschman has been a member of the Issuer’s Board of Directors since August, 2013 and the Chief Executive Officer of the Issuer since February 12, 2020. In his capacity as an officer and director of the Issuer, Mr. Hirschman may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or the Company’s management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 7, 9, 11 and 13 herein, which hereby is incorporated by reference. Applicable percentages are based upon 202,308,728 shares of common stock outstanding as of December 4, 2019 as reported in the Company’s Form 10-12G filed on January 23, 2020 and declared effective on February 12, 2020.

(b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 herein relating to each of the Reporting Person, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

ITEM 7. Material to be Filed as Exhibits

Joint Filing Agreement dated as of February 12, 2020 between AIGH Investment Partners LLC and Orin Hirschman.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

AIGH Investment Partners, LLC

By:	/s/ Orin Hirschman
Name:	Orin Hirschman
Title:	President

/s/ Orin Hirschman
Orin Hirschman

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.0001 par value, of Novint Technologies, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 12, 2020.

AIGH Investment Partners, LLC

By:	/s/ Orin Hirschman
Name:	Orin Hirschman
Title:	President

/s/ Orin Hirschman
Orin Hirschman